August 6, 2024

Jeffrey J. Bird
Chief Executive Officer
Dril-Quip, Inc.
2050 West Sam Houston Parkway S., Suite 1100
Houston, Texas 77042

        Re: Dril-Quip, Inc.
            Form 10-K/A for Fiscal Year Ended December 31, 2023 filed on August 01, 2024
            Form 10-K/A for Fiscal Year Ended December 31, 2023 filed on July, 08, 2024
            Form 10-K for Fiscal Year Ended December 31, 2023 filed on February 27, 2024
            File No. 001-13439
Dear Jeffrey J. Bird:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology